---------------------------
                                     FORM 4
                           ---------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

                    OMB APPROVAL
                    ------------
OMB Number:                              3235-0287
Expires:                                 January 31, 2005
Estimated average burden hours
per response...........................  0.5



                            (Print or Type Response)

1.   Name and Address of Reporting Person*

     Pacific Technology Group, Inc.
     ----------------------------------------------
     (Last)            (First)         (Middle)

     2740 N. Dallas Parkway, Suite 200
     ----------------------------------------------
                      (Street)

     Plano,             Texas           75093
     ----------------------------------------------
     (City)            (State)          (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     nStor Technologies, Inc. (AMEX: NSO)
     ------------------------------------------------


3.   IRS Identification Number of Reporting Person, if an entity (voluntary)

     75-2490943
     ------------------------


4.   Statement for Month/Day/Year

     10/10/02
     ------------------------


5.  If Amendment, Date of Original (Month/Year)


     ------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    /   / Director

    / X / 10% Owner

    /   / Officer (give title below)
                                     ---------------
    /   / Other (specify title below)
                                     ---------------


7.  Individual or Joint/Group Filing (Check Applicable Line)

    / X / Form filed by One Reporting Person

    /   / Form filed by More than One Reporting Person



================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                              5.
                                                                                              Amount of       6.
                                                              4.                              Securities      Owner-
                                                              Securities Acquired (A) or      Beneficially    ship
                                     2A.         3.           Disposed of (D)                 Owned           Form:      7.
                                     Deemed      Transaction  (Instr. 3, 4 and 5)             Following       Direct     Nature of
                      2.             Execution   Code         ------------------------------- Reported        (D) or     Indirect
1.                    Transaction    Date,       (Instr. 8)                   (A)             Transaction(s)  Indirect   Beneficial
Title of Security     Date           if any      ------------     Amount      or     Price    (Instr. 3       (I)        Ownership
(Instr. 3)            (mm/dd/yy)     (mm/dd/yy)   Code     V                  (D)             and 4)          (Instr.4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par      10/8/02       10/8/02       C              4,527,027    A     N/A*      27,027,027       D         N/A
value $.05 per share
------------------------------------------------------------------------------------------------------------------------------------



====================================================================================================================================
====================================================================================================================================


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


                Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number


                                                                          (Over)
                                                                 SEC 1474 (9-02)


================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

 1. Title of      2. Conver-     3. Trans-     3A.Deemed         4. Trans-        5. Number of         6. Date
    Derivative       sion or        action        Execution         action           Derivative           Exercisable
    Security         Exercise       Date          Date, if any      Code             Securities           and
    (Instr. 3)       Price of       (Month/       (Month/           (Instr. 8)       Acquired (A)         Expiration
                     Deriva-        Day/          Day/                               or Disposed          Date
                     tive           Year)         Year)                              of (D)(Instr.        (Month/Day/
                     Security                                                        3, 4 and 5)          Year)


                                                                                                          Date      Expir-
                                                                                                          Exer-     ation
                                                                     Code   V         (A)     (D)         cisable   Date

  Series L            **           10/8/02        10/8/02             C                      1,000        N/A       N/A
  Convertible
  Preferred
  Stock

  ----------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
Table II (continued)
====================================================================================================================================

7. Title and                8. Price of       9. Number of       10. Ownership        11. Nature of
   Amount of                   Derivative        Derivative          Form of              Indirect
   Under-                      Security          Securities          Derivative           Beneficial
   lying                       (Instr. 5)        Benefic-            Security             Ownership
   Securities                                    ially               Direct (D)           (Instr. 4)
   (Instr. 3                                     Owned Following     or Indirect
   and 4)                                        Reported            (I)(Instr. 4)
                                                 Transactions(s)
                                                 (Instr. 4)

             Amount or
             Number of
    Title    Shares
====================================================================================================================================
    Common   4,527,027         N/A                0                    N/A                 N/A
    Stock

------------------------------------------------------------------------------------------------------------------------------------





====================================================================================================================================
====================================================================================================================================

Explanation of Responses:

  * The shares of common stock, par value $.05 per share (the "Common Stock"), beneficially owned by the Reporting Person and reported on this Form 4 were acquired on October 8, 2002 upon the automatic conversion of all of the outstanding Series L Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), beneficially owned by the Reporting Person as of such date.

  **   As of October 8, 2002, each share of Preferred Stock beneficilly owned by the Reporting Person automatically was converted into 4,527.027 shares of Common Stock of the Issuer.



      /s/ Michael McCraw                                          10/10/02
-----------------------------------                            --------------
   President and Treasurer of                                      Date
  Pacific Technology Group, Inc.
 **Signature of Reporting Person



**   Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2